Exhibit 4.5

AMENDMENT NUMBER ONE

TO THE

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

This Amendment Number One (the “Amendment”) to the Savings Plan for Subsidiaries of SunCoke Energy, Inc., effective February 1, 2010 (the “Plan”), is adopted by the Committee designated by SunCoke Energy, Inc. (the “Company”) effective as of January 1, 2011 unless as otherwise set forth below.

WHEREAS, the Company maintains the Plan for the benefit of its eligible employees; and

WHEREAS, pursuant to Section 12.01 of the Plan, the Company has the right to amend the Plan; and

WHEREAS, the Company has approved amendments to the Plan providing (i) that the Plan will meet the safe harbor testing requirements of Sections 401(k)(12) and 401(m)(l1) of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to certain participants, (ii) for a fully vested three-percent of compensation nonelective employer contribution, (iii) for a different per payroll period matching contribution, and (iv) for a change the Plan’s vesting schedule; and

WHEREAS, the Committee wishes to adopt a written amendment to the Plan reflecting the changes to the Plan approved by the Company and for other reasons;

NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows:

FIRST CHANGE

Article 2 (Definitions) is amended by replacing the current definition of Employer Contributions with the below and adding two definitions:

“Employer Contributions. Contributions to the Plan that include Employer Matching Contributions, Profit Sharing Contributions, Qualified Matching Contributions, Qualified Nonelective Contributions, and Safe Harbor Contributions.”

“Safe Harbor Contribution. See Section 13.11.”

“Safe Harbor Contribution Account. The portion of a Participant’s Account attributable to Safe Harbor Contributions and the total of the Adjustments attributable to such Safe Harbor Contributions.”

SECOND CHANGE

Section 6.01(b) is amended by adding a subparagraphs (8) that shall read as follows:

“(8) The Safe Harbor Contribution Account.”

THIRD CHANGE

Section 8.06 is amended to add a subsection (h) that shall provide as follows:

“(h)	Required Minimum Distribution Relief: Notwithstanding anything to the contrary under this Section 8.06 of the Plan, a Participant or Beneficiary who would have been required to receive required minimum distributions for 2009 but for the enactment of section 401(a)(9)(H) of the Code (“2009 RMDs”), and who would have satisfied that requirement by receiving distributions that are (1) equal to the 2009 RMDs or (2) one or more payments in a series of substantially equal distributions (that include the 2009 RMDs) made at least annually and expected to last for the life (or life expectancy) of the Participant, the joint lives (or joint life expectancy) of the Participant and the Participant’s Beneficiary, or for a period of at least 10 years (“Extended 2009 RMDs”), will not receive those distributions for 2009 unless the Participant or Beneficiary chooses to receive such distributions pursuant to procedures established by the Plan Administrator. 2009 RMDs and Extended 2009 RMD shall be treated as Eligible Rollover Distributions for purposes of Section 8.08 of the Plan to the extent permitted under the Code.

FOURTH CHANGE

Article 13 is amended by adding a Section 13.11 that shall read as follows:

“13.11	Safe Harbor Provisions under Section 401(k)(12) and Section 401(m)(l1) of the Code.

(a)	Notwithstanding anything to the contrary in this Article 13, effective January 1, 2011, the Plan shall meet the nondiscrimination testing safe harbor requirements under sections 401(k)(12) and 401(m)(l1) of the Code and the Treasury Regulations promulgated thereunder (the “Safe Harbor Requirements”) with respect to all Eligible Employees (“Safe Harbor Employees”), except with respect to any Eligible Employees of a Participating Employer who are covered by a collective bargaining agreement and such collective bargaining agreement does not provide for participation in the portion of the Plan intended to meet the Safe Harbor Requirements (“Non-safe Harbor Employees”).

(b)	Non-safe Harbor Employees and groups of Non-safe Harbor Employees shall be treated as a separate plan or plans, as set forth in section 1.410(b)-7(c) of the Treasury Regulations, for purposes of meeting the nondiscrimination requirements set forth in Sections 13.1 through 13.10 of the Plan (to the extent such requirements are applicable to such Non-safe Harbor Employees and groups of Non-safe Harbor Employees).

(c)	In order to meet the Safe Harbor Requirements, the Participating Employer shall make each payroll period a nonelective contribution of three percent (3%) of Compensation (“Safe Harbor Contribution”) on behalf of all Safe Harbor Employees. The Plan Administrator shall take all other steps necessary to meet the Safe Harbor Requirements.

(d)	Safe Harbor Contributions shall be 100% vested upon contribution to the Plan.

(e)	Safe Harbor Contributions generally shall be subject to the distribution provisions under Section 8.01 of Plan, however such Safe Harbor Contributions shall not be distributed by reason of hardship as set forth in Section 8.01(c).”

FIFTH CHANGE

The definition of “Compensation” in Schedule A shall be amended to include the following language at the end of subparagraph (a):

“Notwithstanding the foregoing, Compensation shall not include all of the following items (even if includible in gross income): reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, and welfare benefits.”

SIXTH CHANGE

The provisions under Section C of Schedule A are replaced with the following:

“Amount and Allocation of Employer Matching Contribution.

(a)	Plan Years Beginning before January 1, 2011: At the end of each payroll period, the Employer may make an Employer Matching Contribution to the Plan. The Employer Matching Contribution shall be equal to 50% of the Participant’s Pre-Tax Contributions and Catch-Up Contributions for the payroll period, but not to exceed 6% of the Participant’s Compensation for such payroll period.

(b)	Plan Years Beginning on or after January 1, 2011: At the end of each payroll period, the Employer will make an Employer Matching Contribution to the Plan. The Employer Matching Contribution shall be equal to 100% of the Participant’s Pre-Tax Contributions and Catch-Up Contributions for the payroll period, with such Employer Matching Contribution not to exceed 5% of the Participant’s Compensation for such payroll period.”

SEVENTH CHANGE

The provisions under Section E of Schedule A are replaced with the following:

“(a)	Any Participant who terminates Employment for any reason other than Retirement shall be vested in his Profit Sharing Contribution Account and Employer Matching Contribution Account pursuant to the following vesting schedule:

Years of Vesting Service	Vested Percentage
Less than 2 Years	0%
2 Years	20%
3 Years	40%
4 Years	80%
5 Years or More	100%

Effective January 1, 2011, the vesting schedule in this subparagraph (a) shall apply only to those Participants that are not Employees of a Participating Employer as of December 31, 2010 (and who were not rehired by a Participating Employer after such date).

(b)	Effective January 1, 2011, any Participant (i) who is an Employee of a Participating Employer on January 1, 2011 (or who is not an Employee on such date but is later rehired by a Participating Employer) and (ii) who terminates Employment for any reason other than Retirement on or after January 1, 2011 shall be vested in his Profit Sharing Contribution Account and Employer Matching Contribution Account pursuant to the following vesting schedule:

Years of Vesting Service	Vested Percentage
Less than 2 Years	0%
2 Years	20%
3 Years or More	100%

(c)	Notwithstanding the forgoing Schedules in subparagraphs (a) and (b), any Participant who terminates Employment by reason of death shall immediately become 100% vested in his or her Profit Sharing Contribution Account and Employer Matching Contribution Account.”

IN WITNESS WHEREOF, the Committee has caused this Amendment Number One to the Plan to be executed on the date shown below, but effective as of the respective effective dates set forth above.

SUNCOKE ENERGY, INC.

By: /s/ Martin Titus
Title: VP Finance & Administration
Date: 12/29/10